www.linkedin.com/in/isaacbarlow
(LinkedIn)
www.busybusy.com (Company)

Top Skills

E-commerce
Business Strategy
User Experience

Languages

English

Isaac Barlow

Developing a physical location that helps businesses owners retain and recruit top talent.
Las Vegas Metropolitan Area

Summary

Over 70% of construction companies fail within 7 years! My own challenges is how I became aware that the construction industry desperately needs better tools to measure their financial health. This failure rate is unacceptable to me, so I began studying what works for other industries. I went to work identifying best practices, learning from industry leaders, and applying those principles in my own businesses.

Having experience in both construction and business management, and the challenges we face in construction, I decided to study further the cause of contractor failure. There were many contributing factors, but overall, contractors need a detailed, real-time picture of what happens in their day to day business that allow them to make more informed decisions. I connected with other professionals in the construction and technology industries, and we founded the app based system, busybusy.

busybusy uses mobile technology to keep track of what happens each day on the work site, giving you real-time data. Many construction professionals have found busybusy to increase profit by 10% within the first month. Using busybusy, many companies have gone from bankruptcy to profitability within a year.

busybusy allows construction entrepreneurs to run their business how they envision, instead of having to work in it. It is exciting to me to watch companies make the transition from working in their business, to running their business. The excitement that business owners have when they start to see the results of best practices and technology in their business is what motivates me and keeps me going.

To learn more about what busybusy, check out the links below.

Experience

Tech Ridge Development
Managing Partner
December 2023 - Present (10 months)
St George, Utah, United States

busybusy
CEO
December 2010 - January 2024 (13 years 2 months)
475 S. Donlee Drive, St. George, UT 84770

My responsibilities included overseeing development of our products and market research.

Competitive Excavation
CFO
December 2008 - December 2016 (8 years 1 month)
Saint George, UT

Majestic West Excavation
General Manager
July 2000 - July 2008 (8 years 1 month)
Greater Salt Lake City Area

Rugged Contracting
Project Manager
January 1996 - June 2000 (4 years 6 months)

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